06007544

AB 4/1/06 *

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECEIVED MAR 13 2006 209 SEC MAIL PROCESSING SECTION WASH, D.C.

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 27862

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Seattle-Northwest Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1420 Fifth Avenue, Suite 4300
(No. and Street)

Seattle (City) WA (State) 98101 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mike Newhouse 206-628-2865
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams LLP
(Name – *if individual, state last, first, middle name*)

1001 Fourth Avenue, Suite 2900 (Address) Seattle (City) WA (State) 98154 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 14 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Mike Newhouse, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Seattle-Northwest Securities Corporation, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Blaine D. O'Kelley
Notary Public

BLAINE D. O'KELLEY
COMMISSION EXPIRES
NOTARY
PUBLIC
4-23-08
STATE OF WASHINGTON

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEATTLE-NORTHWEST SECURITIES CORPORATION

INDEPENDENT AUDITOR'S REPORT
and
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2005

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Seattle-Northwest Securities Corporation

We have audited the accompanying consolidated statement of financial condition of Seattle-Northwest Securities Corporation and subsidiaries as of December 31, 2005. This consolidated statement of financial condition is the responsibility of the management of Seattle-Northwest Securities Corporation. Our responsibility is to express an opinion on the consolidated statement of financial condition based on our audit. The consolidated statement of financial condition of Seattle-Northwest Securities Corporation and subsidiaries as of December 31, 2004, was audited by other auditors whose report dated January 21, 2005 expressed an unqualified opinion on that statement.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

As described in Note 11, the Company has restated its 2004 financial statements to correct an error in the application of SFAS No. 150 "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Debt" ("SFAS 150") effective January 1, 2004. We audited the adjustments described in Note 11 that were applied to restate the 2004 financial statements. In our opinion, such adjustments are appropriate and have been properly applied.

In our opinion, the 2005 consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of Seattle-Northwest Securities Corporation and subsidiaries as of December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Moss Adams LLP

Seattle, Washington
February 24, 2006, except for Note 12,
as to which the date is March 8, 2006

SEATTLE-NORTHWEST SECURITIES CORPORATION
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005 AND 2004

ASSETS

	2005	2004 (Restated)
Cash	$ 1,632,436	$ 861,480
Deposits with Clearing Organization	1,198,553	688,618
Receivables		
Brokers and Dealers	9,402,066	4,120,968
Customers	1,096,431	51,398,661
Non-Customers	1,090,218	1,072,887
Securities Purchased Under Agreements to Resell	232,724,150	183,791,824
Securities Owned	631,800,215	682,295,861
Office Furniture, Equipment and Leasehold Improvements, net of Accumulated Depreciation and Amortization of $2,225,375 and $1,929,756	783,791	861,211
Intangible Asset Associated with Customer Relationships	170,833	195,833
Other Assets	953,917	729,966
	$ 880,852,610	$ 926,017,309

LIABILITIES AND SHAREHOLDERS' EQUITY

	2005	2004 (Restated)
Bank Loans	$ 8,100,000	$ 9,600,000
Securities Sold Under Agreements to Repurchase	494,392,130	429,949,067
Corporate Securities Sold Short	5,104,111	26,216,194
Municipal Securities Sold Short	3,783,330	-
Payables to Brokers and Dealers	9,481,818	54,761,708
Payables to Customers and Non-Customers	741,149	25,499
U.S. Government and Federal Agency Securities Sold But Not Yet Purchased	338,512,343	386,520,863
Accounts Payable	574,970	665,378
Accrued Liabilities	5,048,285	3,985,653
Shares Subject to Mandatory Redemption (Note 11)	3,151,680	4,023,448
	868,889,816	915,747,810
Commitments and Contingencies (Note 5)		
Liabilities Subordinated to Claims of General Creditors	314,887	447,740
Common Stock (Note 7)	9,560	8,833
APIC	13,554,973	12,256,000
Accumulated Deficit	(1,845,788)	(2,352,856)
Common Stock Purchase Loans	(70,838)	(90,218)
Total Shareholders' Equity	11,647,907	9,821,759
	$ 880,852,610	$ 926,017,309

See accompanying notes.

Note 1 - Organization and Summary of Significant Accounting Policies

Organization - Seattle-Northwest Securities Corporation (the Company) is a registered broker-dealer with the Securities and Exchange Commission (S.E.C.). The Company operates primarily in the Northwest, however it also serves institutional and broker-dealer clients throughout the United States. The Company is also engaged in investment management services through two wholly-owned subsidiaries - SNW Asset Management and SNW Fund Management. The consolidated statement of financial condition includes the amounts of the Company and its wholly-owned subsidiaries. All material intercompany balances and transactions are eliminated in consolidation. The Company is wholly-owned by its employees either directly or through an Employee Stock Ownership Plan (ESOP). As of December 31, 2005, the ESOP owned approximately 85% of Seattle-Northwest Securities Corporation outstanding common stock.

Receivables From and Payables to Brokers and Dealers - Such amounts principally represent the contract value of securities that have not been delivered or received by settlement date.

Receivables From and Payables to Customers and Non-customers - Such amounts principally represent amounts due on cash and margin transactions. Securities owned by customers and non-customers are held as collateral for receivables. Such collateral is not reflected in the Company's financial statements.

Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase - Securities purchased under agreements to resell and securities sold under agreements to repurchase are financing transactions that are collateralized by negotiable securities, in amounts equaling 100% of the agreements, and are carried at the amounts at which the securities will be subsequently repurchased or resold, as specified in the respective agreements, including accrued interest. The Company's policy is to take possession of securities purchased under agreements to resell. Securities sold under agreements to repurchase are held by nationally recognized dealers or clearing houses. The Company monitors daily the market value of the securities acquired or sold as compared to the amounts due or owed under the resell or repurchase agreements, including accrued interest. The Company enters into new resell or repurchase agreements if any material deficiencies exist. The Company offsets certain resell and repurchase agreements that are executed with the same counterparty and meet criteria for the right of offset.

Note 1 - Organization and Summary of Significant Accounting Policies (Continued)

Securities Owned - Securities inventory, which includes securities owned and securities sold but not yet purchased, is carried at fair value based on quoted market prices and includes accrued interest. Securities sold but not yet purchased represent obligations to deliver specified securities at predetermined prices and, thereby, create a liability to purchase the securities in the market at prevailing prices. Accordingly, these transactions result in off-balance sheet risk as the Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased may exceed the amount reflected in the statement of financial condition.

Office Furniture, Equipment and Leasehold Improvements - Office furniture and equipment are carried at cost and are principally depreciated over their estimated useful lives according to accelerated methods of depreciation for both book and tax purposes. Leasehold improvements are also carried at cost and are amortized on an accelerated basis over the shorter of the term of the office lease or their estimated useful lives.

Intangible Asset Associated with Customer Relationships - In August 2002, the Company hired an independent advisor and acquired a book of customer relationships served by the advisor for a purchase price of $250,000. The asset acquired by the Company primarily involves contracts with customers that will continue to be served by the Company. The resulting intangible asset is being amortized on a straight-line basis over a period of 10 years. The Company performs an impairment analysis annually. An asset is deemed impaired if the sum of the expected future cash flows is less than the carrying amount of the asset. If impaired, an impairment loss is recognized to reduce the carrying value of the asset to fair value. No impairment was recorded during 2005 or 2004.

Income Taxes - The Company has been recognized by the Internal Revenue Service as a Subchapter S Corporation, which is a non-taxable entity. As the Company became a non-taxable entity effective July 1, 2003, the Company may be subject to taxes on any built-in gains if certain assets are sold prior to July 1, 2013.

Financial Instruments - The Company's financial instruments consist of cash, accounts receivable, securities purchased under agreements to resell, securities owned, deposits with clearing organizations, bank loans, securities sold under agreements to repurchase, corporate securities sold short, payables to brokers and dealers, accounts payable, accrued liabilities and subordinated claims of general creditors. The fair values of these financial instruments approximate their carrying values.

Note 1 - Organization and Summary of Significant Accounting Policies (Continued)

Derivatives - Derivatives used for economic hedging purposes include swaps, forwards, futures, and purchased options. Unrealized gains or losses on these derivative contracts are recognized currently in the statement of income as trading revenues. The Company does not apply hedge accounting as defined in FASB Statement No. 133, *Accounting for Derivative Instruments and Hedging Activities*, as amended, as all financial instruments are marked to market with changes in fair values reflected in earnings. Therefore, the disclosures required in paragraphs 44 and 45 of the Statement are generally not applicable with respect to these financial instruments.

Fair values of forwards, swaps, and options contracts are recorded in securities owned or securities sold, not yet purchased, as appropriate. Open equity in futures transactions are recorded as receivables from and payables to broker-dealers and clearing organizations or customers, as applicable.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk - The Company is engaged in various trading and brokerage activities whose counterparties primarily include broker-dealers, banks, and other financial institutions. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

Note 2 - Bank Loans

In the normal course of business, the Company borrows from banks on a demand basis secured by receivables from brokers, dealers and customers and unsold municipal securities, in amounts equaling 110% of outstanding borrowings, pledged as collateral. The Company had outstanding borrowings from banks of $8,100,000 and $9,600,000 as of December 31, 2005 and 2004, respectively. At December 31, 2005, the stated interest rate on these borrowings was 4.75%.

Note 3 - Securities Owned

Securities owned at December 31 consist of:

	2005	2004
U.S. Government and Federal Agency Securities	$568,832,385	$574,727,001
State and Municipal	51,231,924	50,172,697
Corporate	11,735,906	57,396,163
	$631,800,215	$682,295,861

Note 4 - Related Parties

Certain related-party transactions, which are principally the execution of security trades and shareholder loans, occur between the Company, its principal shareholders and its related ESOP. Security trades are consummated under terms and conditions that are considered to be comparable to other customers. In addition, the Company has issued loans to employees that are forgivable over the agreement period. At December 31, 2005 and 2004, the amount of non-forgivable shareholder loans included in non-customer receivables was $108,411 and $185,172, respectively.

Note 5 - Commitments and Contingencies

In the normal course of business, the Company enters into when-issued and underwriting commitments. The price of the underlying securities and date when the securities will be delivered and paid for are fixed at the time the transaction is negotiated. The market value of such is identified in the Company's portfolio of investments. Losses may arise due to changes in the market value of the securities or from the inability of counterparties to meet the terms of the contract. In connection with such purchases, the Company is required to hold liquid assets as collateral with the custodian sufficient to cover the purchase price. Open commitments at December 31, 2005, which were subsequently settled, had no material effect on the financial condition of the Company.

Note 5 - Commitments and Contingencies (Continued)

The aggregate annual rental commitments at December 31, 2005 under all office leases, subject to certain escalation charges, are as follows:

2006	$ 675,000
2007	665,000
2008	661,000
2009	496,600
2010	510,300
Thereafter	1,918,100
	$ 4,926,000

The Company has other contingent liabilities, including contractual commitments arising in the normal course of business, the resolution of which, in management's opinion, will not have a material adverse effect on the Company's financial condition.

Note 6 - ESOP

The Company's ESOP covers all of the Company's eligible employees. An employee is eligible to participate in the ESOP on either July 1 or January 1 following their date of hire. Plan contributions are based on a percentage of an employee's elective deferrals as well as Company profitability. Employees vest in plan contributions over a six-year period. The amount of the annual Company contribution under the ESOP is determined based on the return on shareholders equity achieved during the Company's fiscal year as well as the amount of total compensation an employee defers.

Note 7 - Buy-Sell Agreement

The Company has an agreement for the purchase and sale of stock that limits ownership and transferability of its shares amongst its employees and its ESOP. The agreement specifies that the Company must redeem and cancel its shares at the fair market value of those shares in the event of death, disability or retirement of a shareholder/employee or under other circumstances with payment being made, if the Company so desires, in the form of a note which may be subordinated. Repayment of principal is made in four annual installments bearing interest and is available as equity in computing net capital under the S.E.C.'s uniform net capital rule. In March 2004 and December 2003, the Company paid cash and issued subordinated notes in order to satisfy redemption obligations of redeeming shareholders. As of December 31, 2005, the Company has subordinated notes outstanding totaling $314,887. The note from March 2004 matures in four equal annual installments through March 2008, has a remaining balance of $147,544 and pays interest annually at LIBOR. The note from December 2003 matures in four equal annual installments through December 2007, has a remaining balance of $167,343 and pays interest quarterly at LIBOR plus 3%.

The agreement limits the amount that can be redeemed at any time to a level consistent with and adequate for the Company's business operations being conducted prior to the redemption. It also limits the redemption price to the Fair Market Value of the stock as approved by the Board of Directors.

Note 8 - Capital Requirements

The Company is required to maintain minimum capital as defined in certain "net capital rules" of the S.E.C. At December 31, 2005, the Company's net capital under these rules was $2,246,578, which exceeded minimum capital requirements by $1,612,172. Shareholders' Equity used to calculate the Company's net capital differs from the audited financial statements by common stock purchase loans, which are a reduction to equity in the audited financial statements. The Company's ratio of aggregate indebtedness to net capital may not exceed 15 to 1. At December 31, 2005, the Company's ratio of aggregate indebtedness to net capital was 4.24 to 1.

Note 9 - Common Stock Purchase Loans

The Company has issued common stock to shareholders in exchange for common stock purchase loans. The loans have ten-year maturities, bear interest at 1.25% to 1.50% above the broker call rate, are adjusted on a monthly basis, and are secured by the common stock purchased by the shareholders.

Note 10 - Public Statement of Financial Condition

The Company's audited public statement of financial condition as of December 31, 2005 filed pursuant to S.E.C. Rule 17a-5 is available for examination at the office of the Company and at the regional office of the S.E.C. in Los Angeles, California.

Note 11 - Change in Accounting Principle and Prior Period Adjustment

FASB Statement No. 150, *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity* (SFAS 150) establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). A financial instrument issued in the form of shares is mandatorily redeemable and, therefore, within the scope of SFAS 150 if it "embodies an unconditional obligation requiring the issuer to redeem the instrument by transferring its assets at a specified or determinable date (or dates) or upon an event certain to occur."

SFAS 150 became effective for the mandatorily redeemable financial instruments of nonpublic broker-dealers for the first fiscal period beginning after December 15, 2003. The Company's shares held by shareholders other than the ESOP are mandatorily redeemable equity securities which would be required to be reflected as liabilities in accordance with SFAS 150 because those shares are required to be redeemed upon the death of the holder as described in Note 7. The death of the holder is an event that is certain to occur. Therefore, the stock is classified as a liability. However, the Company did not properly adopt a change in accounting principle in the preparation of its 2004 financial statements in accordance with the provisions of SFAS 150. During 2005, the Company adopted SFAS 150 and restated the 2004 financial statements to correct this error.

Note 11 - Change in Accounting Principle and Prior Period Adjustment (Continued)

In accordance with SFAS 150, the difference between the carrying amount of the mandatorily redeemable shares outstanding as of January 1, 2004 and the fair value of the shares as of that date was recognized as a cumulative effect of a change in accounting principle of $2,933,792. Accordingly, the 2004 financial statements have been restated resulting in the following changes to shares outstanding, common stock, APIC, and retained earnings:

	Common Stock			
	Number Shares Outstanding	Par Value	Additional Paid-In Capital	Retained Earnings (Deficit)
Shareholders' Equity as Previously Reported				
December 31, 2004	1,115,315	$ 11,152	$ 13,472,368	$ 451,905
Adjustments				
Cumulative Effect of Change in				
Accounting Principle	(279,255)	(2,793)	(2,048,118)	(2,933,792)
Reclassification of Amounts Previously Reported				
as Repurchase of Common Stock to Reduce				
Shares Subject to Mandatory Redemption	47,356	474	831,750	-
Change in Mandatory Redemption Liability	-	-	-	129,031
Balance at December 31, 2004, as restated	883,416	$ 8,833	$ 12,256,000	$ (2,352,856)

Note 12 - Subsequent Event

On February 27, 2006, the Company determined it was in violation of Rule 15c3-1 as of January 31, 2006, November 30, 2005, May 31, 2005, and February 28, 2005 because of the effects of the adjusting journal entries recorded on that date to implement FASB Statement No. 150, *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity* (SFAS 150). Although the Company was in compliance with Rule 15c3-1 on February 27, 2006, timely notification was made under Rule 17a-11 to the appropriate regulatory bodies explaining that this discovery resulted in a violation in past periods. A formal response from regulators regarding the ramifications of this rule violation has not been received. The Company intends to revise the redemption features associated with all outstanding shares of common stock that are currently mandatorily redeemable as defined by SFAS 150 so that these shares may be presented as equity in conformity with accounting principles generally accepted in the United States of America. Management plans to present revisions to the Board for consideration on this matter on March 14, 2006 and, if approved, we anticipate a revised redemption feature will be in place as soon as March 31, 2006. Penalties associated with this violation are possible, but are not estimable at this time. Therefore, no amounts have been accrued in the financial statements.